Exhibit 99.1

Century 21 China Real Estate Reports First Quarter 2014 Unaudited Financial Results

BEIJING, China, May 16, 2014 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights1

•                      Consolidated net revenue was RMB134.9 million (US$21.7 million), a decrease of 33.6% from the fourth quarter of 2013, and a decrease of 48.0% from the first quarter of 2013.

•                      Net loss was RMB47.4 million (US$7.6 million), compared to a net loss of RMB46.3 million in the fourth quarter of 2013, and net income of RMB7.7 million in the first quarter of 2013.

•                      Net loss attributable to IFM Investments Limited was RMB47.5 million (US$7.6 million) compared to a net loss attributable to IFM Investments Limited of RMB37.4 million in the fourth quarter of 2013, and net income attributable to IFM Investments Limited of RMB5.4 million in the first quarter of 2013.

“Market conditions were particularly challenging in the first quarter, with transaction volumes remaining low even after Chinese New Year,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “In response, we continued to focus on building out our most profitable segments, notably mortgage management and franchise services, both of which posted solid year-over-year growth. Century 21 China Real Estate remains well-positioned to take advantage of any future increase in market activity.”

Mr. Harry Lu, vice chairman and president, added, “Our company-owned brokerage and primary segments were negatively impacted by the weak market in the first quarter, which led to a weaker-than-expected top-line performance. However, we have positioned our network to capture future growth while maintaining a low cost base, and we expect the cost-cutting initiatives we introduced late last year to gain further traction in the coming quarters. Combined with our sharpened focus on higher-margin business segments, this gives us confidence that we can produce solid bottom-line results through the rest of the year.”

First Quarter 2014 Results

Consolidated net revenue was RMB134.9 million (US$21.7 million), a decrease of 33.6% from RMB203.1 million in the fourth quarter of 2013, and a decrease of 48.0% from RMB259.3 million in the first quarter of 2013. The sequential decrease was primarily due to a seasonal decline in real estate transaction volumes around the Chinese New Year. The year-over-year decrease was a result of lower revenue from company-owned brokerage services and primary and commercial services in the first quarter of 2014, due to the continuing nationwide slowdown in transaction volumes in the secondary and primary property markets, as well as abnormally

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended March 31, 2014, were made at a rate of RMB6.2164 to US$1.00 which is the noon buying rate on March 31,2014 in New York for cable transfers in RMB as certified in the H.10 daily statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

high demand in the first quarter of 2013, driven by the rush-in effect ahead of the enforcement of capital gains tax regulations in Beijing and Shanghai in April 2013.

•                      Revenue from company-owned brokerage services was RMB93.5 million (US$15.0 million), representing a decrease of 38.8% from RMB152.7 million in the fourth quarter of 2013, a decrease of 56.5% from RMB215.0 million in the same period of 2013, and 69.3% of total net revenue. The sequential and year-over-year decrease was due to weak sales and purchase transaction volumes as a result of the nationwide market slowdown and exceptionally strong demand in the first quarter of 2013, as a result of market’s anticipation of an enforcement of capital gains tax regulations in April 2013 in Beijing and Shanghai.

•                      Revenue from primary and commercial services was RMB26.2 million (US$4.2 million), representing a decrease of 30.5% from RMB37.7 million in the fourth quarter of 2013, a decrease of 22.5% from RMB33.8 million in the same period of 2013, and 19.5% of total net revenue. The sequential decrease was primarily due to lower gross floor area of new properties sold in the first quarter of 2014 as a result of normal seasonality and primary projects delays. The year-over-year decrease was primarily due to the Company’s optimization of its primary and commercial services segment, as part of ongoing efforts to streamline its brokerage network.

•                      Revenue from mortgage management services was RMB11.5 million (US$1.8 million), representing an increase of 18.6% from RMB9.7 million in the fourth quarter of 2013, an increase of 43.8% from RMB8.0 million in the same period of 2013, and 8.6% of total net revenue. The sequential and year-over-year increase was primarily due to the expansion of our mortgage credit loans business.

•                      Revenue from franchise services was RMB3.5 million (US$0.6 million), representing an increase of 16.7% from RMB3.0 million in the fourth quarter of 2013, an increase of 40.0% from RMB2.5 million in the same period of 2013, and 2.6% of total net revenue. The sequential and year-over-year increase was primarily a result of the Company reaching more agreements with new franchisees in Beijing.

Commissions and other agent-related costs were RMB99.2 million (US$16.0 million), representing a decrease of 26.5% from RMB134.9 million in the fourth quarter of 2013, a decrease of 36.2% from RMB155.6 million in the same period of 2013, and 73.5% of total net revenue. The sequential and year-over-year decrease was primarily due to lower commission expenses as a result of lower revenues from company-owned brokerage services, as well as a decrease in payroll sales due to a reduction in the number of sales offices and sales staff.

Operating costs were RMB39.2 million (US$6.3 million), representing a decrease of 19.7% from RMB48.8 million in the fourth quarter of 2013, a decrease of 7.5% from RMB42.4 million in the same period of 2013, and 29.1% of total net revenue. The sequential decrease was primarily a result of lower costs related to sales office closures. The year-over-year decrease was primarily attributable to a reduction in the number of sales offices in operation in Beijing and Shenzhen.

Selling, general and administrative expenses were RMB51.4 million (US$8.3 million), representing a decrease of 29.7% from RMB73.1 million in the fourth quarter of 2013, a decrease of 4.8% from RMB54.0 million in the same period of 2013, and 38.1% of total net revenue. The sequential decrease was primarily due to a decrease in marketing expenses, professional fee accruals, and salary and benefits for non-sales staff as a result of normal seasonality and a reduction in back-office staff. The year-over-year decrease was primarily due to decreases in professional fees and in provisions for bad debt related to the Company’s primary and commercial services segment.

Loss from operations was RMB54.9 million (US$8.8 million), compared to loss from operations of RMB53.5 million in the fourth quarter of 2013, and income from operations of RMB7.2 million in the same period of 2013. Non-GAAP2 loss from operations was RMB54.9 million (US$8.8 million), compared to non-GAAP loss from operations of RMB53.6 million in the fourth quarter of 2013, and non-GAAP income from operations of RMB7.3 million in the same period of 2013.

Net loss attributable to IFM Investments Limited was RMB47.5 million (US$7.6 million), compared to a net loss attributable to IFM Investments Limited of RMB37.4 million in the fourth quarter of 2013, and net income attributable to IFM Investments Limited of RMB5.4 million in the same period of 2013. Non-GAAP net loss attributable to IFM Investments Limited was RMB47.4 million (US$7.6 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB37.5 million in the fourth quarter of 2013, and non-GAAP net income attributable to IFM Investments Limited of RMB5.5 million in the same period of 2013.

Basic and diluted net loss per American depositary share (“ADS”) were RMB3.19 (US$0.51) and RMB3.19 (US$0.51), respectively. Non-GAAP basic and diluted net loss per ADS were RMB3.19 (US$0.51) and RMB3.19 (US$0.51), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares.

Cash Flow

As of March 31, 2014, the Company had cash and cash equivalents of RMB100.1 million (US$16.1 million). Net cash used in operating activities in the first quarter 2014 was RMB48.2 million (US$7.8 million), compared to net cash provided by operating activities of RMB6.2 million in the fourth quarter of 2013, and net cash provided by operating activities of RMB9.1 million in the same period of 2013, mainly due to the greater operating loss incurred in the first quarter of 2014. Net cash provided by investing activities was RMB13.5 million (US$2.2 million). This was primarily the result of the net effect of providing and receiving repayments on mortgage credit loans of RMB16.5 million (US$2.7 million), as well as the purchase of property, plant and equipment of RMB2.9 million (US$0.5 million).

Network Update

During the first quarter of 2014, the Company’s CENTURY 21® China Real Estate network covered 24 major cities with an average of more than 905 sales offices, including an average of 225 company-owned sales offices in operation. As of March 31, 2014, the Company’s CENTURY 21® China Real Estate network employed more than 12,100 sales professionals and maintained approximately 7.9 million property listings.

2 Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press release.

Business Outlook

The Company currently estimates that its total net revenue for the second quarter of 2014 will be in the range of RMB150 million to RMB160 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on May16, 2014, at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International: +1-845-675-0437

United States Toll Free: +1-866-519-4004

Hong Kong: +852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until May 23, 2014 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC”. For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Nick Beswick

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	March 31,	March 31,
	2013	2014	2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	145,610	100,147	16,110
Restricted cash	13,235	17,596	2,831
Accounts receivable, net	168,872	155,155	24,959
Amounts due from related parties	142	142	23
Loans receivable	121,133	136,746	21,998
Prepaid expenses and other current assets	44,479	40,772	6,559
Deferred tax assets	9,630	10,374	1,669
Total current assets	503,101	460,932	74,149
Non-current assets:
Investment in associates	15,215	15,410	2,479
Property and equipment, net	33,434	32,346	5,203
Intangible assets, net	84,747	83,534	13,438
Goodwill	83,559	83,559	13,442
Other non-current assets	18,207	18,490	2,974
Total assets	738,263	694,271	111,685
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10,491	13,397	2,155
Accrued expenses and other current liabilities	328,034	324,539	52,208
Amounts due to related parties	282	7,782	1,252
Deferred revenue	19,909	16,200	2,606
Contingent consideration payable	5,623	5,623	905
Total current liabilities	364,339	367,541	59,126
Long-term deposits payable	10,582	10,823	1,741
Deferred tax liabilities	15,781	15,604	2,510
Total liabilities	390,702	393,968	63,377
Redeemable non-controlling interest	67,161	67,269	10,821
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2013 and March 31, 2014, respectively; 668,759 and 669,233 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	4,946	4,949	796
Additional paid-in capital	1,036,120	1,036,228	166,693
Statutory reserves	5,595	5,595	900
Accumulated deficit	(774,911)	(822,369)	(132,290)
Total IFM Investments Limited shareholders’ equity	271,750	224,403	36,099
Non-controlling interest	8,650	8,631	1,388
Total shareholders’ equity	280,400	233,034	37,487
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	738,263	694,271	111,685

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	US$

Net revenue	259,312	203,127	134,850	21,693
Costs and expenses:
Commissions and other agent-related costs	(155,612)	(134,929)	(99,160)	(15,951)
Operating costs	(42,440)	(48,754)	(39,195)	(6,305)
Selling, general and administrative expenses	(54,015)	(73,053)	(51,430)	(8,273)
Net change in fair value	—	78	—	—
Total costs and expenses	(252,067)	(256,658)	(189,785)	(30,529)
income (Loss)from operations	7,245	(53,531)	(54,935)	(8,836)
Interest income	1,249	736	803	129
Other income	70	333	6,536	1,051
Foreign currency exchange loss	(15)	(43)	25	4
income (Loss) before income tax and share of associates’ income	8,549	(52,505)	(47,571)	(7,652)
Income tax	(1,723)	5,932	7	1
Share of associates’ income	852	257	195	31
Net income (loss)	7,678	(46,316)	(47,369)	(7,620)
Net loss (income) attributable to non-controlling interest	(2,307)	8,911	(89)	(14)
Net income (loss) attributable to IFM Investments Limited	5,371	(37,405)	(47,458)	(7,634)

Net income (loss)attributable to ordinary shareholders	5,371	(37,405)	(47,458)	(7,634)

Net income (loss)per share, basic	0.01	(0.06)	(0.07)	(0.01)
Net income (loss) per share, diluted	0.01	(0.06)	(0.07)	(0.01)

Net income (loss) per ADS, basic	0.36	(2.52)	(3.19)	(0.51)
Net income (loss) per ADS, diluted	0.35	(2.52)	(3.19)	(0.51)

Number of shares used in calculating net income (loss) per share, basic	667,943	668,626	668,823	668,823
Number of shares used in calculating net income (loss) per share, diluted	686,206	668,626	668,823	668,823

Number of ADSs used in calculating net income (loss) per ADS, basic	14,843	14,858	14,863	14,863
Number of ADSs used in calculating net income (loss) per ADS, diluted	15,249	14,858	14,863	14,863

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	US$
GAAP income (loss) from operations	7,245	(53,531)	(54,935)	(8,836)
Plus:
Share-based compensation	100	12	33	5
Net change in fair value	—	(78)	—	—
Non-GAAP income (loss) from operations	7,345	(53,597)	(54,902)	(8,831)

GAAP net income (loss) attributable to IFM Investments Limited	5,371	(37,405)	(47,458)	(7,634)
Plus:
Share-based compensation	100	12	33	5
Net change in fair value	—	(78)	—	—
Non-GAAP net income (loss) attributable to IFM Investments Limited	5,471	(37,471)	(47,425)	(7,629)

GAAP net income (loss) attributable to ordinary shareholders	5,371	(37,405)	(47,458)	(7,634)
Plus:
Share-based compensation	100	12	33	5
Net change in fair value	—	(78)	—	—
Non-GAAP income (loss) attributable to ordinary shareholders	5,471	(37,471)	(47,425)	(7,629)

GAAP net income (loss) per ADS, basic	0.36	(2.52)	(3.19)	(0.51)
GAAP net income (loss) per ADS, diluted	0.35	(2.52)	(3.19)	(0.51)

Non-GAAP net income (loss) per ADS, basic	0.37	(2.52)	(3.19)	(0.51)
Non-GAAP net income (loss) per ADS, diluted	0.36	(2.52)	(3.19)	(0.51)

Number of ADSs used in calculating GAAP/non-GAAP net income (loss) per ADS, basic	14,843	14,858	14,863	14,863
Number of ADSs used in calculating GAAP/non-GAAP net income (loss) per ADS, diluted	15,249	14,858	14,863	14,863

IFM Investments Limited

Other Financial and Operating Data

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014

Company-owned brokerage services
Net revenues (in thousands of RMB)	215,001	152,735	93,526
Average number of operating sales offices(1)	316	260	225
Average monthly net revenues per operating sales office (in thousands of RMB)	227	196	139

Primary and Commercial Services
Net revenues (in thousands of RMB)	33,815	37,705	26,244
Aggregate gross floor area of properties sold (in thousand square meters)	171	109	83

Mortgage management services
Net revenues (in thousands of RMB)	8,031	9,730	11,532
Amount of referred mortgages and home equity loans (in thousands of RMB)	1,019,356	784,997	711,632
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	53,001	107,430	126,822

Franchise services
Net revenues (in thousands of RMB)	2,465	2,957	3,548
Number of regional sub-franchisors as of year-end	25	23	23

(1)         Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable year, divided by the number of months in such year.